QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12

Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings
to Fixed Charges and Preferred and Preference Stock Dividends
(Dollars in thousands)

	Nine Months Ended September 30,		Years ended December 31,
	2004		2003		2002		2001		2000		1999
Income from continuing operations before income taxes	$584,607		$721,091		$619,445		$766,384		$802,848		$823,942
Add:
Interest expense	126,670		167,649		185,352		193,076		200,957		175,699
Portion of rents representative of the interest factor	38,224		45,978		43,032		36,032		34,512		33,042
Amortization of capitalized interest	1,105		1,473		1,348		973		973		973
Minority interest in the income of subsidiary with fixed charges	3,194		3,924		5,415		9,995		14,237		12,033

Income as adjusted	$753,800		$940,115		$854,592		$1,006,460		$1,053,527		$1,045,689

Fixed charges:(1)
Interest expense	$126,670		$167,649		$185,352		$193,076		$200,957		$175,699
Capitalized interest	—		—		—		—		2,383		1,316
Portion of rents representative of the interest factor	38,224		45,978		43,032		36,032		34,512		33,042
Minority Interest excluding taxes in the income of subsidiary with fixed charges	4,694		5,718		7,663		14,893		20,298		17,610

Total fixed charges	$169,588		$219,345		$236,047		$244,001		$258,150		$227,667
Preferred and preference stock dividends	75		108		119		130		140		151

Total fixed charges and preferred and preference stock dividends	$169,663		$219,453		$236,166		$244,131		$258,290		$227,818

Ratio of earnings to fixed charges	4.44	x	4.29	x	3.62	x	4.12	x	4.08	x	4.59	x

Ratio of earnings to fixed charges and preferred and preference stock dividends	4.44	x	4.28	x	3.62	x	4.12	x	4.08	x	4.59	x

(1)
Included in fixed charges is one-third of rental expense which management believes is the representative portion of interest.

QuickLinks

Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred and Preference Stock Dividends (Dollars in thousands)